SCHEDULE 14A INFORMATION

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Filed by:  Federated Insurance Series

Filed Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Act of 1934

Subject Company:   Federated Mid Cap Growth Strategies Fund II
Commission File No. 811-8042

FOR FEDERATED INTERNAL USE ONLY.  This material may not be distributed outside of Federated and is intended for Federated employee information only.  This may NOT be used as advertising or sales literature under FINRA and SEC rules.

Preliminary, Revised or Final Fact Sheet Issued: 01/20/2010

DATE:                      January 14, 2010
RE:	Federated Insurance Series: Reorganization of Federated Mid Cap Growth Strategies Fund II into Federated Kaufmann Fund II – Primary Shares

At its August 14th meeting, the Board of Trustees of Federated Insurance Series (the “Trust”) approved the reorganization of Federated Mid Cap Growth Strategies Fund II (“Mid Cap Fund”) into Federated Kaufmann Fund II (“Kaufmann Fund”). The reorganization is considered to be in the best interests of shareholders and is contingent upon shareholder approval.

•	An N-14 prospectus/proxy statement is scheduled to be mailed to shareholders of record on Thursday, January 14, 2010.
•	The Shareholder Meeting Date is scheduled for Friday, February 19, 2010.
•	Pending shareholder approval, the reorganization is scheduled to occur at the close of business on or about Friday, March 12, 2010.

A supplement to Mid Cap fund’s prospectus disclosing the proposed reorganization is available on the SEC’s EDGAR website at:

 http://www.sec.gov/Archives/edgar/data/912577/000131814809001606/form.htm.

The following Q&A should provide some answers regarding the reorganization.

Question and Answer

Why has the reorganization been proposed?

Fund management conducted a review of the Trust’s variable annuity product line and determined that it should be streamlined by reducing the number of portfolios in a manner consistent with the best interests of the Trust’s shareholders.

Accordingly, the Board of Mid Cap Fund determined that Mid Cap Fund is not economically viable and that a reorganization into Kaufmann Fund will benefit Mid Cap Fund shareholders by offering them a fund with the ability to diversify its portfolio and take advantage of economies of scale. Additionally, the one-, three-, and five-year performance record of Kaufmann Fund is superior to Mid Cap Fund’s performance record over the same periods (although Mid Cap Fund’s performance record from January 1, 2009 to September 30, 2009 exceeds that of Kaufmann Fund). The Board approved the reorganization.

Past performance is no guarantee of future results.

What are the shareholders being asked to approve?

Shareholders of Mid Cap Fund are being asked to approve a proposed Agreement and Plan of Reorganization pursuant to which Kaufmann Fund, a portfolio of the Trust, would acquire all of the assets of Mid Cap Fund in exchange for Primary Shares of Kaufmann Fund to be distributed pro rata to shareholders of Mid Cap Fund in complete liquidation and termination of Mid Cap Fund.

What is the anticipated timing for the reorganization?

➢	Preliminary N-14 and Prospectus Supplement Filing Date: 11/12/09
➢	Record Date Established: 12/11/09
➢	Proxy Mailing Initiated: 1/14/10
➢	Solicitation Period: 1/22/10 through 2/19/10
➢	Shareholder Meeting Date: 2/19/10
➢	Conversion Date (if approved): 3/12/10

How does the new fund differ from the existing fund?

The investment objective of Mid Cap Fund is to seek capital appreciation by investing primarily in mid-cap growth equity securities. The investment objective of Capital Fund is to seek capital appreciation by investing primarily in common stocks.

Actual total net expenses with acquired fees for Kaufmann Fund are 24 bps higher than those of Mid Cap Fund. Actual total net expenses excluding acquired fees are 25 bps higher. Actual total gross expenses for Kaufmann Fund are 36 bps higher.

Please review the fee expense comparison table that follows for more detail.

How will shareholders benefit?

Both Mid Cap Fund and Kaufmann Fund share the same investment objective: capital appreciation. The Board took into consideration that while the gross expenses and net expenses after waiver of Kaufmann Fund are higher than those of Mid Cap Fund, the better performance and greater viability of Kaufmann Fund outweigh the potential increase in expenses to which shareholders of Mid Cap Fund are subject.

How will the shareholders be notified?

Shareholders will be notified of the reorganization via a Prospectus/Proxy Statement that mails out on or about Thursday, January 14, 2010. Additionally, shareholders will be notified by the Insurance Client Partner of fund options remaining under their variable annuity contracts.

Are there tax consequences to the reorganization?

The contracts covering variable insurance products generally provide for the accumulation of all earnings from interest, dividends and capital appreciations without current federal income tax liability for the contract holder, and thus any gain realized by a shareholder as a result of the reorganization would not be subject to current tax.

How does fund performance compare?

The following table compares the Year-to-Date, 1 Year, annualized 3 Year, and 5 Year total return performance of Mid Cap Fund and Kaufmann Fund as of 9/30/09:

	Mid Cap Fund Shares	Kaufmann Fund - Primary Shares
Year to Date	26.45%	24.69%
1 Year	-5.84%	-3.78%
3 Years	-3.43%	-1.06%
5 Years	2.86%	5.16%

Past performance is no guarantee of future results. Performance shown does not reflect charges and expenses of a variable annuity or variable life insurance contract.

How do fee expenses compare?

Mid Cap Fund – and – Kaufmann Fund Primary Shares

Fee Type	IFMGSF II1	IFKAUF II – P Shares1
Advisory Fee	0.75%	1.43%
12b-1 Fee	None	0.25%2
Other Expenses	1.30%	0.74%
Acquired Fund Fees	0.01%	None
Actual Total Gross Expense	2.06%	2.42%
Waivers, Reductions and Reimbursements	0.77%	0.89%
Actual Total Net Expense with Acquired Fees	1.29%	1.53%
Actual Total Net Expense excluding Acquired Fees	1.28%	1.53%

Footnotes:

1) As of fiscal year ended 12/31/08.
2) Represents gross 12b-1 fees. The Fund does not, and has no intention of, accruing or paying the 12b-1 distribution fee.

Share Class, Fund Numbers & CUSIPs

Fund	Share Class	Fund #	CUSIP
Federated Mid Cap Growth Strategies Fund II	N/A	654	313916702
Federated Kaufmann Fund II	Primary Shares	953	313916827

When will the fund be closed to new investment?

If the reorganization is approved by shareholders, Mid Cap Fund will be closed to new investment effective as of the close of business on Thursday, March 11, 2010.

Federated Insurance Series (“Federated”) (ICA No. 811-8042), filed a proxy statement/prospectus and other relevant documents concerning the planned transactions with the United States Securities and Exchange Commission (the “SEC”).  INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PLANNED TRANSACTIONS, OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS, AND RELATED MATTERS.  Investors can obtain these documents free of charge at the SEC Web site (www.sec.gov).  In addition, documents filed with the SEC by Federated are available free of charge at
1-800-341-7400 or FederatedInvestors.com.

FOR FEDERATED USE ONLY
Not for External Distribution.